December 6, 2018

Andrei Stoukan
Chief Executive Officer
United Express Inc.
4345 W. Post Road
Las Vegas, NV 89118

       Re: United Express Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 20, 2018
           File No. 333-227194

Dear Mr. Stoukan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2018 letter.

Form S-1/A filed on November 20, 2018

Information with Respect to the Registrant
Competitive Business Conditions, page 22

1. We note your response to our prior comment 2 and reissue. Please revise to disclose how you intend to offer the units and why you believe that investors will loan you $50,000 if you intend to pay only 50% of the $50,000 to the investor. In addition, please provide your analysis as to whether or not the investor's investment in the van will be considered a security. As part of your response, please tell us your anticipated time frame for buying cargo vans in the manner discussed here.
 Andrei Stoukan
United Express Inc.
December 6, 2018
Page 2
Report of Independent Registered Accounting Firm, page F-1

2. We note the revisions made in response to our prior comment 3. Because the company was not in existence for an entire fiscal year ended June 30, 2017, but was instead formed on June 23, 2017, please have your auditor further revise their report to refer to the period ended June 30, 2017, as "the period from June 23, 2017 (inception) through June 30,
         2017" rather than the year ended June 30, 2017. Note that this change is necessary in both the first and second sentence of the first paragraph of the opinion. General

3. Effective November 14, 2018, your financial statements should be updated to reflect the fiscal quarter ended September 30, 2018.
       You may contact Effie Simpson at 202-551-3346 or Lyn Shenk, Branch Chief, at 202-
551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210
with any other questions.



FirstName LastNameAndrei Stoukan                               Sincerely,
Comapany NameUnited Express Inc.
                                                               Division of
Corporation Finance
December 6, 2018 Page 2                                        Office of
Transportation and Leisure
FirstName LastName